POLYMET MINING CORP.	TSX Venture Exchange: POM OTC Bulletin Board: POMGF
2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

POLYMET MINING CORPORATION ANNOUNCES $7.75 MILLION BROKERED
PRIVATE PLACEMENT FINANCING

NOT FOR DISSEMINATION IN THE UNITED STATES OR TO U.S. PERSONS

Vancouver, B.C., Thursday, August 25, 2005 – Polymet Mining Corporation (TSX-V: POM; OTCBB: POMGF), (the “Company”) announces that it has entered into an agreement with Research Capital Corporation to act as the lead agent (the “Agent”) to market a private placement financing of up to C$8,350,000 on a best efforts basis (the “Offering”). This brokered private placement is in addition to the non-brokered private placement of up to 9,000,000 units also announced today.

Under the brokered private placement, the Company proposes to issue up to 9,277,777 units at $0.90 per unit. Each unit will consist of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to acquire one common share at any time up to 30 months after the closing of the Offering at a price of $1.25 per share; provided that, if at any time the closing trading price for the common shares is greater than $2.50 per share for any 20 consecutive trading days, the Company has the right to accelerate the expiry date of the warrants upon 30 days’ notice to the holders thereof.

In accordance with securities legislation currently in effect, the securities issued pursuant to the Offering will have a restricted “hold” period of four months plus one day from the date of closing of the Offering.

The Company shall pay to the Agent a commission of 7% of the gross proceeds of the Offering. In addition, the Agent will receive options exercisable at any time up to 24 months following the closing of the Offering. The options will entitle the Agent to purchase such number of common shares as is equal to 10% of the units sold in the Offering, at an exercise price of $1.25 per share. The Agent’s options are subject to the same accelerated expiry provisions as the share purchase warrants issued to investors.

The gross proceeds of the offering will be used for working capital purposes and to finance a definitive feasibility study. This will include the imminent commissioning of a continuous pilot plant at SGS Lakefield Laboratories under the guidance of Bateman Engineering. The closing of the offering is subject to certain conditions, including completion of satisfactory due diligence by the Agent and regulatory approval.

The offered securities will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons, except in certain transactions exempt from the registration requirements of the U.S. Securities Act. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities of the Company in the United States.

PolyMet Mining Corp. is a Canadian junior mining company whose principal asset is the NorthMet copper nickel deposit in Northern Minnesota. The Company is currently developing this large polymetalic deposit which contains copper, nickel, cobalt, platinum, palladium and gold and by using the proprietary PlatSol hydrometallurgical process.

For further information, please contact:	POLYMET MINING CORP.
PolyMet Mining Corp.
Warren Hudelson, Public Affairs
218-245-3634
whudelson@polymetmining.com

Cautionary Statement on Forward-Looking Information
The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture
Exchange has not reviewed and does not accept responsibility fro the adequacy or accuracy of this news release.